EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  March 16, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY
www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

Subject of the Event: The Position of the Board of Directors regarding the Privatization Proposal

1. The Government Companies Authority requested to receive from the Bank the position of the Bank's Board of Directors regarding the proposed resolution which the Authority intends to present to the Ministerial Committee for Privatization Matters concerning the privatization of the Bank. The proposal includes, among other things, the sale of the shares of the Bank within the framework of an arrangement pursuant to Paragraph 350 of the Companies Law - 1999, excluding Preference D and DD shares that shall be redeemed, and this based upon the sale blueprint, details about which were given by the Bank in the past as part of Immediate Reports and as part of quarterly and periodic reports. The proposal also speaks of the return of the perpetual deposit of the Bank with the Ministry of Finanace until July 31, 2008 or until the court-approval of the arrangement, whichever is later, and that at the same time the Bank will act to postpone the payment of the special line of credit to the Bank of Israel, and it includes the consent of the Accountant General of the Ministry of Finance together with the Authority to reach an agreement with the shareholders of the various classes of shares of the Bank about the distribution of the consideration from the sale of the shares of the Bank, including taking into consideration the proposal prepared in this matter by Prof. A. Barnea (on March 12, 2008 the Bank issued an Immediate Report regarding the updated proposal prepared by Prof. A. Barnea).

     The position of the Board of Directors was requested pursuant to Paragraph 59B. (c) of the Government Companies Law - 1975 by which:

          "A proposal for a privatization resolution shall be presented to the Ministerial Committee after consultation with the Board of Directors of the concerned company; the position of the Board of Directors shall be brought before the Ministerial Committee, however if the Board of Directors did not decide upon its position within 21 days from the day it was so requested, the Ministerial Committee may consider and pass a resolution regarding the proposal presented to it."


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     At its meeting on March 13, 2008, the Board of Directors of the Bank
     considered the proposed resolution regarding the privatization of the bank, and established its position in relation to the proposal as follows:

     a. The Board of Directors believes that assuming that the sale of the Bank shall be done at "an appropriate price", then the privatization process is indeed likely to benefit the shareholders of the Bank and to increase the consideration to be received for their share in the capital of the Bank and this in light of the document prepared by Prof. A. Barnea at the request of the State of Israel and some of the shareholders of the Bank.

     b. Given the complex structure of the capital of the Bank and the legal uncertainty concerning the question of the payment of the interest on the perpetual deposit, the Board of Directors is of the opinion that the privatization process, including the arrangement with the shareholders upon which it is based, offers an efficient and practical mechanism to realize the holdings of the State of Israel and the public in the Bank and transfer them to an outside investor.

     c. The position of the Board of Directors is that before it shall begin acting to implement the sale blueprint according to the privatization proposal, the matter of the indemnification and exemption for the Officers of the Bank must be arranged (by the approval of the General Meeting of the Bank) and a proper solution must be found to insure the rights of the workers.

     d. After the above issues shall be arranged to the satisfaction of the Bank and after the details regarding the final consents reached in negotiations between the State and some of the shareholders have been presented before the Board of Directors, the Board of Directors shall consider, with the assistance (as it deems necessary) of expert opinions, the approval of the filing with court of the arrangement with the shareholders pursuant to Paragraph 350 of the Companies Law - 1999, and related matters.

     e. The Board of Directors has certain comments to the text of the proposed proposal, which will be given separately.

2. The date and time when the Company was first made aware of the event or matter:

     March 13, 2008 at 6:00 P.M.